SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	August, 2009	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                          No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: August 12, 2009	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                                                        Press Release

CAE reports first quarter results for fiscal year 2010

—	Strong military results offset lower civil performance
—	Consolidated backlog increased to C$3.3 billion
—	New regional structure and synergies from restructuring driving recurring savings
—	Closed acquisition of Bell Aliant’s Defence, Security and Aerospace (DSA) business unit

Montreal, August 12, 2009 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the first quarter ended June 30, 2009. Net earnings were $27.2 million ($0.11 per share), compared to $47.3 million ($0.19 per share) in the first quarter of last year. Excluding a restructuring charge of $27.2 million ($18.9 million after tax) recorded during the quarter, net earnings were $46.1 million ($0.18 per share). All financial information is in Canadian dollars.

Summary of consolidated results
(amounts in millions, except
operating margins and per
share amounts)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$383.0	438.8	424.6	406.7	392.1
Total segment operating
income		$72.3	79.6	77.6	76.0	72.6
Restructuring charge		$(27.2)	–	–	–	–
Earnings before interest
and income taxes (EBIT)		$45.1	79.6	77.6	76.0	72.6
As a % of revenue	%	11.8	18.1	18.3	18.7	18.5
Earnings from continuing
operations		$27.2	52.7	52.1	49.2	48.2
Results from
discontinued operations		$ –	–	–	(0.2)	(0.9)
Net earnings		$27.2	52.7	52.1	49.0	47.3
Diluted EPS from
continuing operations		$0.11	0.21	0.20	0.19	0.19
Backlog		$3,278.2	3,181.8	2,942.8	2,741.8	2,847.9

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

Consolidated revenue this quarter was $383.0 million compared to $392.1 million last year.

First-quarter consolidated earnings before interest and taxes(1) (EBIT) were $45.1 million, or 11.8% of revenue. EBIT before the restructuring charge was $72.3 million, or 18.9% of revenue.

“Our challenge during the first quarter was to successfully carry out a major global reorganization while maintaining the momentum of our business,” said Robert E. Brown, CAE’s President and Chief Executive

Officer. “We have some more progress to make, but we are already beginning to see the benefits of our new structure, both in terms of ongoing cost savings and the improved way we interact with customers. The strength of our military business offset the softness in our civil business and we expect this to continue to help us as we move through the challenging aerospace cycle.”

Business highlights

A key tenet of our strategy has been the diversification between aerospace and defence; between the provision of products and services; and between the geographic markets we serve. Our financial results have shown resilience in the face of the aerospace downturn with our military segments contributing higher EBIT during the quarter, which has offset lower EBIT from our civil segments.

As previously announced, we introduced actions last May to size our business to current and expected market conditions and to better position CAE for the future. These actions have been concentrated in two phases involving a workforce reduction of approximately 700 employees and changes to our regional structure to improve the way we operate and to better serve our customers.

In our military segments we won orders of $193.5 million during the quarter including a C-130J Hercules transport aircraft simulator for the U.S. Air Force Special Operations Command and upgrades to MH-60 Seahawk helicopter trainers for the U.S. Navy. As well, we signed an agreement to perform major upgrades on CH-47 Chinook helicopter simulators used by the U.K. Royal Air Force.

In our civil segments we secured training and services contracts expected to produce revenues of approximately $58.7 million and we were awarded $90.7 million in contracts for six full-flight simulators (FFSs) from European and Middle Eastern customers, and from Bombardier, for developmental and prototype CSeries simulators. Also during the quarter, we increased the average number of RSEUs (Revenue Simulator Equivalent Units) in our global network to 130. As part of our reorganization, we combined the sales and support organizations from our two civil segments in order to provide customers with a unique and seamless portfolio of products and services.

At the end of the quarter we announced a $274 million risk-sharing program with the Quebec government relating to our research and development investments in markets like healthcare where we have already begun to apply CAE’s capabilities.

Also at the end of the quarter, we issued senior notes for C$15 million and US$105 million by way of a private placement. US$60 million was used to pay maturing notes and the balance of proceeds is for general corporate purposes. The notes bear an average term of 8.5 years and a 7.15 per cent average blended interest rate, which reflects CAE’s higher credit rating.

Civil segments

Training & Services/Civil (TS/C)

Financial results
(amounts in millions, except
operating margins, RSEU and
FFSs deployed)		Q1-2010		Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$114.7		121.4	120.9	108.0	110.2
Segment operating income		$20.8		25.1	20.4	19.5	22.0
Operating margins	%	18.1		20.7	16.9	18.1	20.0
Backlog		$906.9		1,006.4	1,036.0	907.6	932.7
RSEU		130		123	118	118	114
FFSs deployed		142	*	141	135	133	132

*Excludes two FFSs that were sold at the end of the quarter.

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

First quarter revenue in the TS/C segment increased 4% over the same period last year. The increase is mainly explained by the deployment of additional RSEUs to our network, higher revenue generated in emerging markets, and the integration of a full quarter of results from Sabena Flight Academy and

Academia Aeronautica de Evora S.A. As well, the weaker Canadian dollar against our main operating currencies helped to offset the market weakness in North America and Europe. Compared to last quarter, revenue decreased 6% mainly from continued weakness in North America as well as unfavorable foreign exchange rates.

Segment operating income was $20.8 million (18.1% of revenue) in the first quarter, compared to $25.1 million (20.7% of revenue) last quarter and $22.0 million (20.0% of revenue) in the first quarter last year. Last quarter we had the benefit of a one-time gain and more favourable foreign exchange. Partially offsetting this difference, we realized a gain this quarter on the disposition of two simulators from our network. Market softness mainly explains the 5% decrease in segment operating income compared to the same quarter last year.

New orders for the quarter totalled $58.7 million, and segment backlog was $906.9 million. The book-to-sales ratio was 0.51x in the quarter and 0.93x for the last 12 months.

Simulation Products/Civil (SP/C)

Financial results
(amounts in millions, except
operating margins)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$83.1	107.3	119.3	114.3	136.6
Segment operating income		$16.7	18.5	22.8	23.4	27.4
Operating margins	%	20.1	17.2	19.1	20.5	20.1
Backlog		$293.6	288.2	359.5	343.4	373.2

Revenue in the SP/C segment was $83.1 million during the first quarter, down 39% compared to the same period last year. The decrease results from lower orders this year and the recognition of revenue last year on some simulators that were partially built when sales contracts were signed. Also contributing to the difference is the in-progress production this quarter of a simulator for which revenue has yet to be recorded because it is a sales-type capital lease transaction.

Segment operating income was $16.7 million (20.1% of revenue) in the first quarter, down by 39% over the same period last year and consistent with the decrease in revenue volume.

During the quarter, we received orders for six civil FFSs. SP/C orders for the quarter totalled $90.7 million, and segment backlog was $293.6 million. This quarter’s book-to-sales ratio was 1.09x. The ratio for the last 12 months was 0.81x.

Military segments

Revenue in the first quarter for our combined Military business was $185.2 million and operating income was $34.8 million, resulting in an operating margin of 18.8%.

Combined new orders this quarter totaled $193.5 million for a book-to-sales ratio of 1.04x. The ratio was 1.50x for the last 12 months.

Simulation Products/Military (SP/M)

Financial results
(amounts in millions, except
operating margins)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$118.5	143.6	125.5	126.0	88.4
Segment operating income		$22.2	26.8	25.7	21.6	13.6
Operating margins	%	18.7	18.7	20.5	17.1	15.4
Backlog		$1,072.5	893.0	714.0	705.6	752.6

Revenue in the SP/M segment was $118.5 million in the first quarter, up by 34% year over year. The increase results mainly from new contracts signed during the last twelve months, favorable foreign exchange rates, and the integration into our results of Bell Aliant’s former Defence, Security and Aerospace (DSA) business unit.

Segment operating income this quarter was $22.2 million (18.7% of revenue), up 63% year over year. Our increased profitability is the result of higher business volume, and consistent with the higher activity, greater utilization of funds from our research and development cost-sharing programs.

New orders for the quarter totalled $129.3 million and segment backlog reached $1,072.5 million at the end of the quarter. This quarter’s book-to-sales ratio was 1.09x. The ratio for the last 12 months was 1.27x.

Training & Services /Military (TS/M)

Financial results
(amounts in millions, except
operating margins)		Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009
Revenue		$66.7	66.5	58.9	58.4	56.9
Segment operating income		$12.6	9.2	8.7	11.5	9.6
Operating margins	%	18.9	13.8	14.8	19.7	16.9
Backlog		$1,005.2	994.2	833.3	785.2	789.4

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue in the TS/M segment was $66.7 million for the first quarter, up by 17% year over year as a result of higher helicopter training revenue, strong Professional Services performance, and our annual labour rate adjustment related to certain contracts. We also had the benefit of a one-time receipt on a contract amendment and favourable foreign exchange rates.

Consistent with the above, segment operating income was $12.6 million this quarter, up 31% from the same period last year.

New orders this quarter totalled $64.2 million and segment backlog reached $1,005.2 million at the end of the quarter. The book-to-sales ratio was 0.96x for the quarter and 1.98x for the last 12 months.

Cash flow and financial position

CAE’s free cash flow(2) was negative $29.7 million at the end of the first quarter, down $64.1 million from last quarter and up $12.9 million year over year. Free cash flow is usually negative in the first quarter. The decrease from last quarter was mainly due to a decrease of $28.8 million in cash provided by continuing operating activities – mainly because of our restructuring charge – and an increased investment in non-cash working capital of $62.9 million. This was partially offset by a $19.4 million reduction in maintenance capital expenditures, as we bought back a leased simulator last quarter and not this quarter, and $7.6 million we received from the disposal of property, plant and equipment.

The cash flow increase year over year results mainly from a $31.1 million lower investment in non-cash working capital and the proceeds from the disposal of property, plant and equipment noted above. This was partially offset by a decrease of $22.4 million in cash provided by continuing operating activities, which includes the restructuring charge.

Growth capital expenditures of $23.7 million this quarter were in support of prior commitments. We are continuing to expand selectively our training network to address additional market share and in response to training demands in new markets. Maintenance capital expenditures were $8.3 million this quarter.

Net debt(3) was $340.7 million at June 30, 2009, up $55.6 million from last quarter mainly from lower cash before proceeds and repayment of long-term debt. This was partially offset by the appreciation of the Canadian dollar against our foreign-denominated debt.

CAE will pay a dividend of $0.03 per share on September 30, 2009 to shareholders of record at the close of business on September 15, 2009.

Additional consolidated financial results Restructuring

A restructuring charge of $27.2 million mainly for severance and other costs, including pension expenses, was included in our first quarter net earnings. We indicated last quarter that we expected the total cost of restructuring to be approximately $34 million and we now expect to incur a total charge of approximately $32 million. We expect cost reductions and one-time cost savings measures this year to offset the cost of the restructuring. Thereafter, we continue to expect $15 million of annual recurring savings from this initiative.

Orders and backlog

Our consolidated backlog was $3.278 billion at the end of the quarter, compared to $3.182 billion last quarter. New orders of $342.9 million were added to backlog, offset by $383.0 million in revenue generated from backlog. As well, our backlog increased by $136.5 million mainly from the inclusion of the backlog of the DSA business acquired from Bell Aliant. This increase was partially offset by the net impact of the appreciation of the Canadian dollar against the U.S. dollar and the euro and the depreciation of the Canadian dollar against the British pound.

Income taxes

Income taxes were $11.3 million this quarter, representing an effective tax rate of 29%. We expect the average tax rate for the year to be 30%.

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q1FY10.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2009 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q1 FY2010 and annual and special meeting of shareholders FY2009

CAE will hold its fiscal year 2009 annual and special meeting of shareholders today at 10:30 a.m. Eastern Time (ET). The meeting will be held at the Hotel Omni Mont-Royal and will be webcast live on CAE’s site at www.cae.com. At the meeting, members of CAE senior management will review the activities of the last fiscal year, present the financial results for the first quarter ended June 30 this year and will also discuss prospects for the current fiscal year.

CAE will also host a conference call focusing on fiscal year 2010 first quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. North American participants can listen to the conference by dialling +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-9559-6849 or +1-514-868-1042. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.6 billion, CAE employs more than 6,500 people at more than 90 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 29 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments, and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2009. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our web site the English MD&A for the fiscal 2010 first quarter. The forward-looking statements contained in this news release represent our expectations as of August 12, 2009 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from sale of property, plant and equipment. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	As at June 30	As at March 31
(amounts in millions of Canadian dollars)	2009	2009
		Restated
Assets
Current assets
Cash and cash equivalents	$193.0	$195.2
Accounts receivable	299.9	322.4
Contracts in progress	244.5	215.3
Inventories	125.3	118.9
Prepaid expenses	29.8	31.3
Income taxes recoverable	16.2	11.5
Future income taxes	3.7	5.3
	$912.4	$899.9
Property, plant and equipment, net	1,266.6	1,302.4
Future income taxes	78.5	86.1
Intangible assets	101.3	99.5
Goodwill	156.7	159.1
Other assets	130.0	118.8
	$2,645.5	$2,665.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$471.7	$540.4
Deposits on contracts	203.0	203.8
Current portion of long-term debt	46.2	125.6
Future income taxes	25.5	20.9
	$746.4	$890.7
Long-term debt	487.5	354.7
Deferred gains and other long-term liabilities	193.0	184.9
Future income taxes	34.2	37.7
	$1,461.1	$1,468.0

Shareholders’ equity
Capital stock	$433.5	$430.2
Contributed surplus	9.8	10.1
Retained earnings	824.5	805.0
Accumulated other comprehensive loss	(83.4)	(47.5)
	$1,184.4	$1,197.8
	$2,645.5	$2,665.8

Consolidated Statements of Earnings

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2009	2008
		Restated
Revenue	$383.0	$392.1
Earnings before restructuring, interest and income taxes	$72.3	$72.6
Restructuring charge	27.2	–
Earnings before interest and income taxes	$45.1	$72.6
Interest expense, net	6.6	4.3
Earnings before income taxes	$38.5	$68.3
Income tax expense	11.3	20.1
Earnings from continuing operations	$27.2	$48.2
Results of discontinued operations	–	(0.9)
Net earnings	$27.2	$47.3
Basic and diluted earnings per share from continuing operations	$0.11	$0.19
Basic and diluted earnings per share	$0.11	$0.19
Weighted average number of shares outstanding (basic)	255.4	254.3
Weighted average number of shares outstanding (diluted)(1)	255.4	255.1

(1) For the three months ended June 30, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
three months ended June 30, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	255,146,443	$430.2	$10.1	$813.3	$(48.5)	$1,205.1
Adjustment for change in
accounting policy	–	–	–	(8.3)	1.0	(7.3)
Stock options exercised	401,745	2.1	–	–	–	2.1
Transfer upon exercise of
stock options	–	1.1	(1.1)	–	–	–
Stock dividends	11,924	0.1	–	(0.1)	–	–
Stock-based
compensation	–	–	0.8	–	–	0.8
Net earnings	–	–	–	27.2	–	27.2
Dividends	–	–	–	(7.6)	–	(7.6)
Other comprehensive loss	–	–	–	–	(35.9)	(35.9)
Balances,
end of period	255,560,112	$433.5	$9.8	$824.5	$(83.4)	$1,184.4

The total of Retained earnings and Accumulated other comprehensive loss for the three months ended June 30, 2009 was $741.1 million ($542.7 million as at June 30, 2008).

(Unaudited)
three months ended June 30, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Adjustment for change in
accounting policy	–	–	–	(10.0)	0.8	(9.2)
Stock options exercised	845,875	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	41,980	0.5	–	(0.5)	–	–
Stock-based
compensation	–	–	1.1	–	–	1.1
Net earnings	–	–	–	47.3	–	47.3
Dividends	–	–	–	(7.1)	–	(7.1)
Other comprehensive loss	–	–	–	–	(9.1)	(9.1)
Balances,
end of period	254,857,691	$428.4	$8.8	$674.2	$(131.5)	$979.9

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)		2009	2008
			Restated
Net earnings		$27.2	$47.3
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange losses on translation of financial
statements of self-sustaining foreign operations		$(54.2)	$(12.9)
Net change in (losses) gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations		(1.9)	0.3
Income tax adjustment		1.7	–
		$(54.4)	$(12.6)
Net changes in cash flow hedge
Net change in gains on derivative items designated as
hedges of cash flows		$13.2	$8.1
Reclassifications to income or to the related
non-financial assets or liabilities		13.3	(3.1)
Income tax adjustment		(8.0)	(1.5)
		$18.5	$3.5
Total other comprehensive loss		$(35.9)	$(9.1)
Comprehensive (loss) income		$(8.7)	$38.2

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at June 30, 2009	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(20.4)	$(28.1)	$(48.5)
Adjustment for change in accounting policy	1.0	–	1.0
Details of other comprehensive loss:
Net change in (losses) gains	(56.1)	13.2	(42.9)
Reclassification to income or to the related
non-financial assets or liabilities	–	13.3	13.3
Income tax adjustment	1.7	(8.0)	(6.3)
Total other comprehensive loss	$(53.4)	$18.5	$(34.9)
Balance in accumulated other comprehensive
loss at end of period	$(73.8)	$(9.6)	$(83.4)

Consolidated Statements of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2009	2008
		Restated
Operating activities
Net earnings	$27.2	$47.3
Results of discontinued operations	–	0.9
Earnings from continuing operations	$27.2	$48.2
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	19.3	15.7
Financing cost amortization	0.2	0.2
Amortization and write down of intangible and other assets	4.0	3.7
Future income taxes	7.0	5.8
Investment tax credits	(1.7)	3.4
Stock-based compensation plans	0.8	(4.2)
Employee future benefits – net	(0.7)	0.2
Amortization of other long-term liabilities	(1.8)	(2.6)
Other	(6.2)	0.1
Changes in non-cash working capital	(68.0)	(99.1)
Net cash used in operating activities	$(19.9)	$(28.6)
Investing activities
Business acquisitions (net of cash and cash equivalents acquired)	$(17.7)	$(38.8)
Capital expenditures	(32.0)	(38.4)
Proceeds from disposal of property, plant and equipment	7.6	–
Deferred development costs	(3.1)	(1.9)
Other	(1.5)	(1.4)
Net cash used in investing activities	$(46.7)	$(80.5)
Financing activities
Proceeds from long-term debt, net of transaction costs and debt basis adjustment	$145.2	$8.6
Repayment of long-term debt	(84.9)	(5.5)
Proceeds from capital lease	16.9	–
Dividends paid	(7.6)	(7.1)
Common stock issuance	2.1	8.4
Other	(1.4)	(1.0)
Net cash provided by financing activities	$70.3	$3.4
Effect of foreign exchange rate changes on cash and cash equivalents	$(5.9)	$(2.3)
Net decrease in cash and cash equivalents	$(2.2)	$(108.0)
Cash and cash equivalents at beginning of period	195.2	255.7
Cash and cash equivalents at end of period	$193.0	$147.7